                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*


                           Allis-Chalmers Corporation
                                (NAME OF ISSUER)


                     Common Stock, par value $0.15 per share
                         (TITLE OF CLASS OF SECURITIES)


                                    019645407
                                 (CUSIP NUMBER)


                            Joseph P. Bartlett, Esq.
                      Spolin Silverman Cohen & Bartlett LLP
                       1620 26th Street, Suite 2000 North
                         Santa Monica, California 90404
                                (310) 586 - 2400
                 (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)


                                 April 2, 2004
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240. 13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 019645407
Page 2


                                TABLE OF CONTENTS


ITEM 1. SECURITY AND ISSUER SECURITIES ACQUIRED.                        3
ITEM 2. IDENTITY AND BACKGROUND.                                        3
ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.              3
ITEM 4. PURPOSE OF TRANSACTION.                                         3
ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.                           4
ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
          WITH RESPECT TO SECURITIES OF THE ISSUER.                     4
ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.                               5
SIGNATURES                                                              5

--------------------------------------------------------------------------------

1. Name of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     Jens H. Mortensen, Jr.
--------------------------------------------------------------------------------
2.   Check the Appropriate Box If a Member of a Group (See Instructions) (a) [_]
     (b) [X]
--------------------------------------------------------------------------------
3.   SEC Use Only

--------------------------------------------------------------------------------
4.   Source of Funds (See Instructions) OO
--------------------------------------------------------------------------------
5. Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization
     United States
--------------------------------------------------------------------------------

               7. Sole Voting Power NUMBER OF 0
   SHARES      -----------------------------------------------------------------
BENEFICIALLY   8.   Shared Voting Power
 OWNED BY           37,799,633
    EACH       -----------------------------------------------------------------
  REPORTING    9.   Sole Dispositive Power
   PERSON           7,140,535
    WITH       -----------------------------------------------------------------
               10.  Shared Dispositive Power
                    0

--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person 37,799,633
--------------------------------------------------------------------------------
12. Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [_]
--------------------------------------------------------------------------------

13.  Percent of Class Represented by Amount in Row (11) 86.4%

--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions) IN
--------------------------------------------------------------------------------

CUSIP No. 019645407
Page 3


ITEM 1. SECURITY AND ISSUER SECURITIES ACQUIRED.

ITEM 1 IS HEREBY AMENDED AND RESTATED TO READ IN ITS ENTIRETY AS FOLLOWS:

Security: Common Stock of Allis-Chalmers Corporation ("Common Stock").

Issuer: Allis-Chalmers Corporation ("Issuer"), 7660 Woodway, Suite 200, Houston, TX 77063


ITEM 2. IDENTITY AND BACKGROUND.

ITEM 2 IS HEREBY AMENDED AND RESTATED TO READ IN ITS ENTIRETY AS FOLLOWS:

Pursuant to Rule 13d-1(a) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), this Schedule 13D Statement is hereby filed by Jens H. Mortensen, Jr., a United States citizen.

Mr. Mortensen is President of Jens Oilfield Service, Inc. ("JOS"), a Texas corporation approximately 81% of the capital stock of which is owned by the Issuer. Mr. Mortensen's business address is 3 1/2 Mile West Highway 107, Edinburg, TX 78539.

During the last five years, Mr. Mortensen (i) has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and
(ii) was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

ITEM 3 IS HEREBY AMENDED AND RESTATED TO READ IN ITS ENTIRETY AS FOLLOWS:

Mr. Mortensen acquired 1,397,849 shares of Issuer's Common Stock in exchange for 81% of the capital stock of JOS. See Item 4 below.


ITEM 4. PURPOSE OF TRANSACTION.

ITEM 4 IS HEREBY AMENDED AND RESTATED TO READ IN ITS ENTIRETY AS FOLLOWS:


Pursuant to the terms of the Stock Purchase Agreement dated February 1, 2002, between the Issuer and Mr. Mortensen, which is incorporated by reference to
Exhibit 7.1 to the Schedule 13D filed by Mr. Mortensen on March 21, 2002, Mr. Mortensen sold 81% of his capital stock in JOS to the Issuer in exchange for (i) $10,250,000 in cash, (ii) a $4,000,000 secured promissory note with interest payable quarterly and the principal due in four years, (iii) an additional payment of $983,000 based upon JOS' working capital on February 1, 2002 and(iv) $1,234,560,000 for a non-compete agreement payable monthly for five years, and
(v) 1,397,849 shares of Common Stock of the Issuer. In addition, Mortensen has the option to convert the JOS shares retained by him into a number of shares of Common Stock of the Issuer equal to a fraction, the numerator of which is 4.6 multiplied by the trailing 12 month EBITDA (as defined below) of JOS, less any net intercompany loans to and third party investments in JOS, multiplied by 0.19, and the denominator of which is the average closing bid price for the Issuer's Common Stock during the thirty days prior to the date of the exercise of the option. For purposes of the foregoing calculation, EBITDA means JOS' earnings before interest, taxes, depreciation and amortization and any payments made to the Issuer in respect of the Issuer's overhead. At March 4, 2004, Mr. Mortensen notified the Company of his election to trigger this right, and has the right, anytime during the sixty day period beginning March 4, 2004, to convert his JOS shares into 5,645,912 shares of Common Stock.

CUSIP No. 019645407
Page 4



Mr. Mortensen disposed of 69,892 shares of Common Stock in a private transaction in December 2003.

On March 22, 2004, the Company issued Mr. Mortensen an option to acquire 500,000 shares of the Issuer's Common Stock, of which options to acquire 166,666 shares vested immediately and 166,666 shares will vest on each of December 16, 2004 and December 16, 2005.

On April 2, 2004, (a) in exchange for an investment of $2 million, the Company issued 3,100,000 shares of Common Stock, and warrants to purchase 4,000,000 shares of Common Stock at an exercise price of $0.50 per share, expiring on April 1, 2006, to an investor group consisting of Donald Engel, Chris Engel, the Engel Investors Defined Benefit Plan, director Leonard Toboroff and RER Corp., a Michigan Corporation, wholly owned by director Robert Nederlander (the "Investor Group"), and (b) Energy Spectrum Partners, LP, the holder of all outstanding shares of the Company's Series A 10% Cumulative Convertible Preferred Stock, converted all shares of Series A 10% Cumulative Convertible Preferred Stock, including accrued dividend rights, into 8,590,449 shares of Common Stock. In connection with those transactions, the Investor Group, Energy Spectrum Partners LP, Munawar H. Hidayatallah, Saeed M. Sheikh and Mr. Mortensen entered into a stockholders agreement (the "Stockholders Agreement") pursuant to which the parties have agreed to vote for the election to the board of directors of the Company three persons nominated by Energy Spectrum, two persons nominated by the Investor Group and one person nominated by Messrs. Hidayatallah, Mortensen and Sheikh. The parties and the Company also agreed that in the event the Company has not completed a public offering of its shares prior to September 30, 2005, then, at the request of Energy Spectrum, the Company will retain an investment banking firm to identify candidates for a transaction involving the sale of the Company or its assets. In addition, the Company, Energy Spectrum, the Investors Group, Messrs. Hidayatallah, Sheikh and Mortensen and others entered into a registration rights agreement with Issuer and other parties named therein dated April 2, 2004 (the "Registration Rights Agreement"), pursuant to which the parties were granted certain registration rights with respect to the Common Stock owned or to be owned by such parties.

Mr. Mortensen acquired the shares of Common Stock as an investment.

Mr. Mortensen reserves the right to (i) dispose of all or part of his investment in the Stock at any time, (ii) acquire additional equity securities of the Issuer or its affiliates, in the open market, in private transactions or otherwise, (iii) propose a merger or other business combination with the Issuer or its affiliates, or (iv) to take any other action with respect to the Issuer. Any such purchases will depend upon the market prices for the shares of Common Stock, the number of shares which may become available for purchase at prices which he regards as attractive and various other factors which he may determine to be relevant.

Except as set forth in this Item 4, Mr. Mortensen has no present plans or proposals that relate to or that would result in any of the actions or events described in paragraphs (a) through (j) of Item 4 of Schedule 13D. However, Mr. Mortensen retains his right to modify his plans with respect to the transactions described in this Item 4, to acquire or dispose of securities of the Issuer and to formulate plans and proposals which could result in the occurrence of any such events, subject to applicable laws and regulations.


ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

ITEM 5 IS HEREBY AMENDED AND RESTATED TO READ IN ITS ENTIRETY AS FOLLOWS:


(a) - (c). Mr. Mortensen is the beneficial owner of 26,038,988 shares of the Common Stock, which constituted approximately 86.4% of the shares of the Common Stock outstanding on April 2, 2004, according to information provided by the Issuer. As described in Item 4, the number of shares of Common Stock beneficially owned by Mr. Mortensen includes: (i) 1,327,957 shares of Common Stock acquired in 2002; (ii) the right to acquire 5,645,912 shares of Common Stock in exchange for his JOS shares; (iii) an option to purchase 500,000 shares of Common Stock at an exercise price of $0.55 per share, which is currently exercisable with respect to 166,666 shares, and (iv) 30,659,098 shares of Common Stock which Mr. Mortensen is deemed to beneficially own as a result of being a party to the Stockholders Agreement. Mr. Mortensen disclaims beneficial ownership of the Common Stock deemed to be beneficially owned by Mr. Mortensen as a result of being a party to the Stockholders Agreement.

Mr. Mortensen has sole power of disposition with respect to 7,140,535 shares of Common Stock and shared power of disposition with respect to no shares of Common Stock.

Mr. Mortensen has sole voting power with respect to no shares of Common Stock and shared voting power with respect to 37,799,633 shares of Common Stock.

CUSIP No. 019645407
Page 5


 (d)  Not applicable

 (e) Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

ITEM 6 IS HEREBY AMENDED AND RESTATED TO READ IN ITS ENTIRETY AS FOLLOWS:

To the best knowledge of Mr. Mortensen, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) between Mr. Mortensen and any other person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the securities of the Issuer, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power over the securities of the Issuer, except for the following:


Mortensen, JOS and the Issuer have entered into a Shareholders Agreement which provides, among other things, (i) that Mortensen shall have the right to demand that the Issuer register his shares of Common Stock under the Securities Act of 1933 in certain circumstances, as well as the right to participate in other registrations by the issuer, (ii) in the event shareholders holding 51% or more of the JOS Common Stock propose to sell such stock to a third party, Mortensen and the Issuer shall each have the right to require that Mortensen participate in such transaction on the same terms as other shareholders, and (iii) that Mortensen has the option to exchange his JOS Shares of Common Stock as described in Item 4. As of March 4, 2004, Mr. Mortensen had the right to acquire 5,645,912 shares pursuant to this right.

Mr. Mortensen in party to the Stockholders Agreement described in Item 4.


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

ITEM 7 IS HEREBY AMENDED AND RESTATED TO READ IN ITS ENTIRETY AS FOLLOWS:


Exhibit 7.1: Stockholders Agreement dated April 2, 2004, by and among the Issuer, Mr. Mortensen and the other persons signatory thereto.

Exhibit 7.2: Registration Rights Agreement dated April 2, 2004, by and among the Issuer, Mr. Toboroff, RER Corp., Donald Engel, Christopher Engel, Engel Investors Defined Benefit Plan and the other persons signatory thereto.



                                   SIGNATURES

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.

Pursuant to Rule 13d-1(k)(l)(iii) of Regulation 13D-G of the General Rules and Regulations of the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended, the undersigned agree that the attached statement is filed on behalf of each of them in the capacities set forth below.



       DATED: April 8, 2004                           /s/ JENS H. MORTENSEN
                                                      ----------------------
                                                      JENS H. MORTENSEN